Exhibit 99.1

For Immediate Release

NORSAT SUPPLIES BC EMERGENCY HEALTH SERVICES WITH COMSHELS TO PERMIT RELIABLE COMMUNICATIONS IN MOUNTAINOUS REGIONS

Vancouver, British Columbia – February 17, 2015 -- Norsat International Inc. (“Norsat”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced its Sinclair Technologies division based in Aurora, Ontario has executed a standing offer with BC Emergency Health Services (BCEHS), to supply up to 16 of the company’s Comshel, communications shelters. BCEHS governs the emergency medical services system in B.C. and oversees the BC Ambulance Service. The structures will be installed over the next three years to protect communications equipment in some of the most mountainous western regions of Canada, permitting emergency personnel to effectively service the residents of British Columbia in these harsh and remote environments.

BC Ambulance Service provides pre-hospital patient care and ambulance transport throughout the province. Reliable communication is a necessity for the safety of residents, as well as emergency personnel when conducting operations in remote and challenging conditions, such as the mountainous regions of the province.

Norsat’s Comshel products have been used for years to shelter communications systems from hostile environments, being able to withstand strong winds and a build-up of radial ice. Installations, as long as they are powered properly, can be left for years. The durability and longevity of these Comshel installations means reliability of service, as well as savings in service and replacement of equipment.

Dr. Amiee Chan, chief executive officer of Norsat, commented, “We are pleased to receive this initial order from BCEHS to supply our Comshel structures to ensure reliability of communication to the emergency service personnel that are helping to care for the residents of British Columbia. For years, Norsat’s products have been designed to allow for communication in some of the most challenging and remote environments. The Comshel structures help to ensure network reliability 24/7 with antennas that are installed at the top of mountains where strong crosswinds and ice buildup are prevalent. Due in part to this standing offer, we expect 2015 to be a stronger than average year for our Comshel products as constant reliability of communication, even in the most remote conditions of the world, becomes increasingly important to both public safety, as well as everyday demands.”

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)
norsat@lythampartners.com